

January 9, 2012

<u>Via E-mail</u>
John W. Bittner
Chief Financial Officer
MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034

Re: MTR Gaming Group, Inc.
Registration Statement on Form S-4
Filed December 19, 2011
Amendment No. 1 to Form S-4
Filed December 29, 2011
File No. 333-178608

Dear Mr. Bittner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are registering the 11.50% Senior Secured Second Lien Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.   Please revise to disclose in the body of the prospectus that any party acquiring securities in the exchange offer will acknowledge the following:

- The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

- The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

- The party is not an affiliate of the issuer; and

- The party is not engaged in and does not intend to engage in a distribution of new securities.

3.   We note your disclosure on page 5 under the heading "Expiration Date; Tenders." Please confirm that the following parties may not participate in the Exxon Capital exchange offer and revise your disclosure, as applicable:

- Affiliates of the issuer;

- Any party that has an arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer; and

- Any party that is engaged in or intends to engage in a distribution of the securities to be received in the exchange offer.

4.   Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Deborah Ruosch Conrad
        Milbank
        Via E-mail